BY EDGAR

July 18, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E., Mail Stop 4546

Washington, D.C. 20549

Attn:	Geoff Kruczek

Re:	Mantra Venture Group Ltd.
Preliminary Proxy Statement on Schedule 14A
Filed May 25, 2017
File No. 000-53461

Dear Mr. Kruczek:

On behalf of our client, Mantra Venture Group Ltd., a British Columbia corporation (the “Company”), we hereby submit this letter in response to the comments set forth in that certain letter dated July 11, 2017 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company relating to Preliminary Proxy Statement on Schedule 14A that the Company filed with the Commission on May 25, 2017 (File No. 000-53461) (the “Proxy Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.

Quorum, page 1

1.	We note your response to prior comment 1. Please reconcile your revised disclosure which indicates that the two named shareholders are “holders of a majority” of your outstanding common shares with the disclosure in the table on page 10.

Response

In response to the Staff’s comments, the Company has amended the Proxy Statement to note that Roger Ponder and Keith Hayter hold a sufficient number of the Company’s outstanding common shares to constitute a quorum.

Voting Requirements, page 1

2.	Please reconcile your response to prior comment 2 with the disclosure in the penultimate sentence of this section, which refers to “votes properly cast on the matter.”

Response

In response to the Staff’s comments, the Company has amended the Proxy Statement to remove the reference to “votes properly cast on the matter.”

Proposal 1, page 2

3.	We note the proposal you added and the specific terms of the Series A preferred stock. Please revise to clarify the reasons for this proposal. If you have any plans, arrangements or understandings regarding the issuance of the preferred stock, please describe the intended transaction and effect thereof on the rights of existing security holders in your disclosure.

Response

In response to the Staff’s comments, the Company notes that, while the Company is authorized to issue preferred stock, the specific rights and restrictions of such class of stock have not been articulated in its articles, nor the manner of how such rights and restrictions are to be formulated or authorized. We have amended the Proxy Statement to incorporate a broader amendment to the articles bestowing such authority onto the Company’s Board of Directors. In connection with the authorization and issuance of any class or series of preferred stock, the Company shall file a document analogous to a certificate of designation with the proper authorities under the laws of British Columbia.

4.	It appears from your disclosure that you are already authorized under your articles to issue preferred stock. If so, please clarify why you are seeking stockholder approval for the designation of the Series A preferred stock and the general effect of the vote to be held.

Response

Please note our response to the foregoing Question 3.

If you have any further questions or comments, or would like to discuss this response letter or the amended Proxy Statement, please feel free to call me at (212) 326-0820.

Sincerely,

/s/ M. Ali Panjwani
M. Ali Panjwani
Pryor Cashman LLP

cc:	Larry Sands, Mantra Venture Group Ltd.
Gene Levin, Pryor Cashman LLP